

Mail Stop 4546

August 9, 2016

Via E-mail
Mr. Andrew P. Smith
Chief Financial Officer
Sucampo Pharmaceuticals, Inc.
805 King Farm Boulevard
Suite 550
Rockville, MD   20850

> **Re:** **Sucampo Pharmaceuticals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 11, 2016**
> **Form 8-K dated August 3, 2016**
> **Filed August 3, 2016**
> **File No. 1-33609**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015
Financial Statements
Notes to Financial Statements

Note 5. Acquisitions, page F-20

1. Demonstrate to us how amortizing the $20.1 million step-up in inventory evenly over a seven month period complies with GAAP and results in stating inventory at the lower of cost or net realizable value using the first-in, first-out convention.

2. Explain to us why you used the replacement cost approach to determine the fair value of in-process research and development (IPR&D) and not an income approach since the

research and development activities will ultimately result in profit-generating products. Also explain to us why you believe the replacement cost approach resulted in an appropriate fair value for the IPR&D at the date of acquisition.

3. You disclose in Note 5 useful lives of intangible assets of 14 and 10 years as of October 20, 2015. However, in Note 11 you disclose a remaining average life of 76 months as of December 31, 2015. Please reconcile for us the two disclosures.

Note 20. Stockholders' Equity, page F-34

4. With regard to stock-based compensation:
   - Explain to us why low end of the expected volatility range decreased to 54% in 2015 from 70% in 2014. Tell us how you determined 54% volatility.
   - Confirm to us that the weighted-average grant date fair value of options granted during 2013, 2014 and 2015 under the 2006 plan was the same as the weighted-average exercise price for options granted for each respective year or advise.

Form 8-K dated August 3, 2016

Exhibit 99.1
Second Quarter 2016 Review

5. Please ensure that your narrative description of what your non-GAAP measures represent is consistent with how those measures are determined as presented in the tables.

6. Please confirm that you will revise the disclosure to reconcile EBITDA and adjusted EBITDA to net income rather than income from operations as required by Compliance and Disclosure Interpretation 103.02.

Exhibit 99.2

7. Please tell us how your disclosure of non-GAAP information herein complies with Rule 100 of Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance